Exhibit 13.2

              CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

                            (18 U.S.C. SECTION 1350)



     In connection with the Annual Report on Form 20-F of ebookers plc (the "Company") for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Nigel Addison Smith, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:



(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.





     Date: June 27, 2003


                                          /s/__Nigel Addison Smith____

                                               Nigel Addison Smith

                                               Chief Financial Officer




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